================================================================================

                        SECURITES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                  Securities Exchange Act of 1934 [Fee Waived]


For the Fiscal Year Ended December 31, 1997        Commission File Number 0-1928

                             Full Title of the Plan:

                     THE AES CORPORATION PROFIT SHARING AND
                              STOCK OWNERSHIP PLAN

       Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:

                               THE AES CORPORATION

                             1001 North 19th Street
                               Arlington, VA 22209

================================================================================

  Page 1 of [16] sequentially numbered pages.
  The Exhibit Index is on Page [15].

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   3

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1997 AND 1996:

   Statements of Net Assets Available for Participants' Benefits               4

   Statements of Changes in Net Assets Available for Participants' Benefits    5

   Notes to Financial Statements                                            6-11

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1997:

   Item 27a - Assets Held for Investment Purposes                             12

   Item 27d - Schedule of Reportable Transactions                             13

INDEPENDENT AUDITORS' REPORT

The AES Corporation Profit Sharing and
   Stock Ownership Plan:

We have audited the accompanying statements of net assets available for participants' benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for participants' benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for participants' benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for participants' benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
Washington, DC
June 22, 1998

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
DECEMBER 31, 1997 AND 1996

---------------------------------------------------------------------------------------------
ASSETS                                                           1997                1996
                                                            -------------       -------------
Cash                                                        $   1,308,815       $      17,525
Investments, at fair value (Notes 2 and 3):
    Common stock - The AES Corporation                        215,485,642         127,310,932
    Money market funds                                         17,562,881          13,383,048
    Mutual funds                                               26,499,187          22,268,825
                                                            -------------       -------------

Total investments, at fair value                              259,547,710         162,962,805

    Participant loans (Note 5)                                  3,963,190           3,918,608
                                                            -------------       -------------

       Total investments                                      264,819,715         166,898,938
                                                            -------------       -------------

RECEIVABLES:
    Employer contributions                                      2,337,715           3,077,968
    Participant contributions                                     476,346             123,464
                                                            -------------       -------------

       Total receivables                                        2,814,061           3,201,432
                                                            -------------       -------------

NET ASSETS AVAILABLE FOR PARTICIPANTS'
    BENEFITS                                                $ 267,633,776       $ 170,100,370
                                                            =============       =============


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS'
BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996

-------------------------------------------------------------------------------------------
                                                             1997                  1996
                                                         -------------        -------------
ADDITIONS TO NET ASSETS:
    Investment income:
       Net appreciation in fair value of
           investments (Note 3)                          $ 109,439,232         $ 67,091,692
       Interest and dividends                                3,558,652            2,293,450

    Contributions:
       Employer                                              3,979,515            4,433,845
       Participant                                           4,236,158            2,167,694
                                                         -------------        -------------

                      Total additions                      121,213,557           75,986,681

DEDUCTIONS FROM NET ASSETS:
    Withdrawals and distributions                          (23,680,151)          (2,584,302)
                                                         -------------        -------------

NET INCREASE                                                97,533,406           73,402,379

NET ASSETS AVAILABLE FOR PARTICIPANTS'
    BENEFITS:
    Beginning of year                                      170,100,370           96,697,991
                                                         -------------        -------------

    End of year                                          $ 267,633,776        $ 170,100,370
                                                         =============        =============


See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, the AES Deepwater Division Employee Profit Sharing Plan, the AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan. The Plan was subsequently amended and restated, effective January 1, 1994.

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan. All regularly scheduled full-time and part-time employees are eligible to participate in the Plan on the entry date following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 1997 the majority of the Plan's assets, approximately 81%, was common stock of The AES Corporation.

     Contributions - Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. During 1997 and 1996, The AES Corporation (the Company) matched participant pre-tax contributions up to 5.0% of compensation, as defined by the Plan Agreement, on a one for one basis. Matching contributions made by the Company are paid in common stock of The AES Corporation. Participants may also make post-tax contributions of up to 10% of compensation.

     In addition, the Company may make profit sharing contributions to the Plan that are allocated to the participants accounts on the basis of each participant's base compensation, as defined by the Plan Agreement. Profit-sharing contributions are made in the Company's common stock. During 1997 and 1996, the Company contributed 6.5% and 11% of base compensation as profit sharing allocations.

     Participant Accounts - Each participant's account is credited with the participant's and the employer's contributions and an allocation of the Plan's earnings. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Participants can choose to invest their contributions in the following eight Merrill Lynch funds: Growth Fund, Global Allocation Fund, Federal Securities Trust Fund, Capital Fund, Basic Value Fund, Retirement
     Preservation Trust Fund, Equity Index Trust I Fund, Hotchkis & Wiley International Fund, or in the Pimco Total Return Fund, Alliance Quasar Fund, (collectively, the Funds) or in any combination thereof in increments of 10% at their discretion. The Hotchkis & Wiley International Fund, Pimco Total Return Fund and Alliance Quasar Fund are new investment options for the year ended December 31, 1997 and are not included in the net assets available for participants' benefit at December 31, 1996. Participants can allocate their investment among any of the funds at their discretion. The Funds are selected by the administrative committee of the Plan.

     Vesting - Participants are immediately vested in their pre-tax and post-tax contributions and Company matching contributions plus actual earnings thereon. Vesting in profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

     Withdrawals and Distributions - The value of participants' contributions plus the value of all vested Company contributions is payable to participants upon retirement or upon termination of employment with the Company. At each participant's election, the entire distribution may be made as a single lump sum payable in common stock of The AES Corporation, cash, or a combination of both. The participants also have the option of receiving the value of their Plan account in substantially equal cash installments.

     Forfeitures - Participants who leave the Company who have not completed five years of credited service forfeit the value of the Company's profit sharing contributions in which they are not then vested. Forfeitures are applied to reduce the Company's contributions in subsequent years.

     Administration - The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company is the Plan Trustee. Administrative, legal, and all other expenses of the Plan are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General - The Plan's financial statements are prepared on the accrual basis of accounting.

     Valuation of Investments - All money market and other mutual funds are stated at their quoted market price at December 31, 1997 and 1996. All participant loans are valued at cost, which approximates fair value.

     The Company's stock is traded on the New York Stock Exchange (NYSE). The Plan's investment in the Company's stock is stated at quoted market value. At December 31, 1997 and 1996, the quoted market value of the Company's common stock was $46.63 and $23.25 per share, respectively.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     The participants' and the Company's contributions to the Plan and Plan earnings are invested in various money market, mutual funds or Company stock at the direction of the participants. The following tables present the fair values of investments at December 31, 1997 and 1996.

      Fair Value of Investments at December 31, 1997
      ----------------------------------------------
Cash                                                                                              $   1,308,815
Investments at quoted market value:
    The AES Corporation common stock                                                                215,485,642*
    Money market funds:
        Merrill Lynch Retirement Preservation Fund                                                   17,508,574*
    Mutual funds:
        Merrill Lynch Growth Fund                                                                    13,762,550*
        Merrill Lynch Basic Value Fund                                                                5,867,330
        Other                                                                                         6,923,614
Participant loans                                                                                     3,963,190
                                                                                                      ---------
Total investments at fair value                                                                   $ 264,819,715
                                                                                                  =============
      Fair Value of Investments at December 31, 1996
      ----------------------------------------------
Cash                                                                                              $      17,525
Investments at quoted market value:
    The AES Corporation common stock                                                                127,310,932*
    Money market funds:
        Merrill Lynch Retirement Preservation Fund                                                   13,383,048*
    Mutual funds:
        Merrill Lynch Growth Fund                                                                    12,867,091*
        Merrill Lynch Basic Value Fund                                                                3,592,239
        Other                                                                                         5,809,495
Participant loans                                                                                     3,918,608
                                                                                                      ---------
Total investments at fair value                                                                   $ 166,898,938
                                                                                                  =============


The above investments indicated with an "*" represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996, respectively.

Net Appreciation in Fair Value During the Year Ended December 31, 1997
----------------------------------------------------------------------
During the year ended December 31, 1997, the Plan's investments (including investments sold, withdrawn, and held during the period) at quoted market value appreciated in value by $109,439,232 as follows:

The AES Corporation common stock                                                                  $ 107,491,971
Mutual funds                                                                                          1,947,261
                                                                                                      ---------
           Net appreciation in fair value                                                         $ 109,439,232
                                                                                                  =============

Net Appreciation in Fair Value during the Year Ended December 31, 1996
----------------------------------------------------------------------
During the year ended December 31, 1996, the Plan's investments (including investments sold, withdrawn, and held during the period) at quoted market value appreciated in value by $67,091,692 as follows:

The AES Corporation common stock                                                                   $ 65,149,990
Mutual funds                                                                                          1,941,702
                                                                                                   ------------
           Net appreciation in fair value                                                          $ 67,091,692
                                                                                                   ============

4.   INFORMATION  REGARDING NET ASSETS  AVAILABLE FOR  PARTICIPANTS'  BENEFIT BY
     FUND
       For the year ended December 31, 1997

                                                                        MERRILL LYNCH FUNDS
                                                       -----------------------------------------------------------------
                                              AES                        GLOBAL       FEDERAL                    BASIC
                                            COMMON        GROWTH      ALLOCATION   SECURITIES    CAPITAL        VALUE
                                            STOCK          FUND          FUND      TRUST FUND      FUND          FUND
                                        -------------  ------------  -----------  -----------  -----------   -----------
ADDITIONS TO NET ASSETS:
  Investment Income:
      Interest and dividends                 $ 99,376   $ 1,172,837    $ 322,520    $ 160,528    $ 175,852     $ 491,537
      Net appreciation (depreciation)
          in fair  value of investments   107,491,971     1,055,922      (78,188)      31,359      157,024       775,641
                                        -------------  ------------  -----------  -----------  -----------   -----------
         Total investment income          107,591,347     2,228,759      244,332      191,887      332,876     1,267,178
                                        -------------  ------------  -----------  -----------  -----------   -----------
Contributions:                                                                                                         -
    Employer                                3,979,515             -            -            -            -             -
    Participants                            1,281,086       781,677      258,187      125,414      220,064       412,059
                                        -------------  ------------  -----------  -----------  -----------   -----------
             Total contributions            5,260,601       781,677      258,187      125,414      220,064       412,059
                                        -------------  ------------  -----------  -----------  -----------   -----------
TOTAL  ADDITIONS                          112,851,948     3,010,436      502,519      317,301      552,940     1,679,237

DEDUCTIONS FROM NET ASSETS:
    (Transfers out) transfers in          (22,728,190)   (1,286,305)     (66,681)     409,847      262,352       805,114
    Withdrawals and
    distributions                          (2,689,301)     (828,672)     (91,110)  (1,029,416)     (77,311)     (209,260)
                                        -------------  ------------  -----------  -----------  -----------   -----------
TOTAL DEDUCTIONS                          (25,417,491)   (2,114,977)    (157,791)    (619,569)     185,041       595,854

NET INCREASE (DECREASE)                    87,434,457       895,459      344,728     (302,268)     737,981     2,275,091

NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS,BEGINNING
    OF YEAR                               130,388,900    12,867,091    2,103,501    2,147,739    1,558,255     3,592,239
                                        -------------  ------------  -----------  -----------  -----------   -----------
NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS, END OF YEAR               $ 217,823,357  $ 13,762,550  $ 2,448,229  $ 1,845,471  $ 2,296,236   $ 5,867,330
                                        =============  ============  ===========  ===========  ===========   ===========

                                               MERRILL LYNCH FUNDS
                                        --------------------------------   PIMCO
                                          RETIREMENT   EQUITY  HOTCHKIS    TOTAL   ALLIANCE
                                         PRESERVATION   INDEX   & WILEY   RETURN    QUASAR    PARTICIPANT
                                            TRUST      TRUST I NT'L FUND   FUND      FUND        LOANS       OTHER        TOTAL
                                        ------------- -------- --------- -------- ---------  -----------  ----------- -------------
ADDITIONS TO NET ASSETS:
  Investment Income:
      Interest and dividends              $ 1,121,813  $      - $    87  $    296 $     425  $         -  $    13,381 $   3,558,652
      Net appreciation (depreciation)
          in fair  value of investments             -     2,131    (185)     (194)    3,751            -            -   109,439,232
                                         ------------  -------- -------  -------- ---------  -----------  ----------- -------------
             Total investment
                 income                     1,121,813     2,131     (98)      102     4,176            -       13,381   112,997,884
                                         ------------  -------- -------  -------- ---------  -----------  ----------- -------------
 Contributions:
    Employer                                        -         -       -         -         -            -            -     3,979,515
    Participants                              330,456         -       -         -       146            -      827,069     4,236,158
                                         ------------  -------- -------  -------- ---------  -----------  ----------- -------------
             Total contributions              330,456         -       -         -       146            -      827,069     8,215,673
                                         ------------  -------- -------  -------- ---------  -----------  ----------- -------------
TOTAL  ADDITIONS                            1,452,269     2,131     (98)      102     4,322            -      840,450   121,213,557

DEDUCTIONS FROM NET ASSETS
    (Transfers out) transfers in           22,252,801         -   5,000    10,000   260,045     (727,705)     803,722             -
    Withdrawals and
    distributions                         (19,579,544)   52,176      -         -         -       772,287           -    (23,680,151)
                                         ------------  -------- -------  -------- ---------  -----------  ----------- -------------
TOTAL DEDUCTIONS                            2,673,257    52,176   5,000    10,000   260,045       44,582      803,722   (23,680,151)

NET INCREASE (DECREASE)                     4,125,526    54,307   4,902    10,102   264,367       44,582    1,644,172    97,533,406

NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS,BEGINNING
    OF YEAR                                13,383,048        -       -         -         -     3,918,608      140,989   170,100,370
                                         ------------  -------- -------  -------- ---------  -----------  ----------- -------------
 NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS, END OF YEAR                $ 17,508,574  $ 54,307 $ 4,902  $ 10,102 $ 264,367  $ 3,963,190  $ 1,785,161 $ 267,633,776
                                         ============  ======== =======  ======== =========  ===========  =========== =============

      For the year ended December 31, 1996

                                                                                  MERRILL LYNCH FUNDS
                                                    -------------------------------------------------------------------------------
                                          AES                         GLOBAL       FEDERAL                    BASIC     RETIREMENT
                                         COMMON         GROWTH      ALLOCATION   SECURITIES    CAPITAL        VALUE    PRESERVATION
                                         STOCK           FUND          FUND      TRUST FUND      FUND         FUND         TRUST
                                     -------------   ------------  -----------  -----------  -----------  -----------  ------------
ADDITIONS TO NET ASSETS:
  Investment Income:
      Interest and dividends          $     49,455    $ 1,040,871    $ 218,983    $ 134,967    $ 154,382    $ 247,915     $ 445,088
      Net appreciation (depreciation)
          in fair value of
          investments                   65,149,990      1,663,463       48,101      (32,338)      24,450      238,026             -
                                     -------------   ------------  -----------  -----------  -----------  -----------  ------------
            Total investment income     65,199,445      2,704,334      267,084      102,629      178,832      485,941       445,088
                                     -------------   ------------  -----------  -----------  -----------  -----------  ------------
Contributions:
    Employer                             4,433,845              -            -            -            -            -             -
    Participants                           357,688        655,387      162,627      152,878      142,203      213,539       359,908
                                     -------------   ------------  -----------  -----------  -----------  -----------  ------------
            Total contributions          4,791,533        655,387      162,627      152,878      142,203      213,539       359,908
                                     -------------   ------------  -----------  -----------  -----------  -----------  ------------
TOTAL  ADDITIONS                        69,990,978      3,359,721      429,711      255,507      321,035      699,480       804,996

DEDUCTIONS FROM NET ASSETS:
    (Transfers out) transfers in       (11,201,466)     1,293,803      320,981      442,678      176,439      731,629     7,703,461
    Withdrawals and distributions       (1,389,769)      (237,626)    (158,282)     (49,222)     (41,791)     (58,966)     (441,710)
                                     -------------   ------------  -----------  -----------  -----------  -----------  ------------

TOTAL DEDUCTIONS                       (12,591,235)     1,056,177      162,699      393,456      134,648      672,663     7,261,751

NET INCREASE (DECREASE)                 57,399,743      4,415,898      592,410      648,963      455,683    1,372,143     8,066,747

NET ASSETS AVAILABLE FOR
    PARTICIPANTS' BENEFITS,
    BEGINNING OF YEAR                   72,989,157      8,451,193    1,511,091    1,498,776    1,102,572    2,220,096     5,316,301
                                     -------------   ------------  -----------  -----------  -----------  -----------  ------------
NET ASSETS AVAILABLE FOR
PARTICIPANTS' BENEFITS,
    END OF YEAR                      $ 130,388,900   $ 12,867,091  $ 2,103,501  $ 2,147,739  $ 1,558,255  $ 3,592,239  $ 13,383,048
                                     =============   ============  ===========  ===========  ===========  ===========  ============
                                       PARTICIPANT
                                          LOANS           OTHER            TOTAL
                                      -----------       ---------      -------------
ADDITIONS TO NET ASSETS:
  Investment Income:
      Interest and dividends          $        -          $ 1,789        $ 2,293,450
      Net appreciation in fair
          value of investments                 -                -         67,091,692
                                      -----------       ---------      -------------
            Total investment income            -            1,789         69,385,142
                                      -----------       ---------      -------------
Contributions:
    Employer                                   -                -          4,433,845
    Participants                               -          123,464          2,167,694
                                      -----------       ---------      -------------
            Total contributions                -          123,464          6,601,539
                                      -----------       ---------      -------------
TOTAL  ADDITIONS                               -          125,253         75,986,681

DEDUCTIONS FROM NET ASSETS:
    (Transfers out) transfers in          532,475               -                  -
    Withdrawals and distributions         (16,428)       (190,508)        (2,584,302)
                                      -----------       ---------      -------------

TOTAL DEDUCTIONS                          516,047        (190,508)        (2,584,302)

NET INCREASE (DECREASE)                   516,047         (65,255)        73,402,379

NET ASSETS AVAILABLE FOR
    PARTICIPANTS' BENEFITS,
    BEGINNING OF YEAR                   3,402,561         206,244         96,697,991
                                      -----------       ---------      -------------
NET ASSETS AVAILABLE FOR
PARTICIPANTS' BENEFITS,
    END OF YEAR                       $ 3,918,608       $ 140,989      $ 170,100,370
                                      ===========       =========      =============

5.   PARTICIPANT LOANS

     Participants may obtain loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance. Loans are repayable over periods up to five years (ten years for loans to purchase a principal residence) and bear a fixed interest rate, prime plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant's account from which the loan was funded.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of a termination, the assets of the Plan will first be used to pay the liabilities (if any) of the Plan. The remaining assets will then be distributed to the participants in proportion to their respective interest in the Funds.

7.   INCOME TAXES

     The Plan obtained its latest determination letter on January 31, 1996, in which letter the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   PLAN AMENDMENTS

     The Plan was amended, effective January 1, 1996 to clarify certain definitions and to simplify the method of pay out of excess contributions. The Plan was also amended, effective as of May 1, 1997, to allow for an immediate distribution to an alternate payee pursuant to a QDRO (Qualified Domestic Relations Order). Previously, an alternate payee was restricted to the same distribution options as the participant.

                                   * * * * * *

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

ITEM 27A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 1997

---------------------------------------------------------------------------------------------------------
                                                         NUMBER                                  FAIR
                                                       OF SHARES             COST               VALUE
                                                       ----------         ----------           ----------
Cash                                                            -        $ 1,308,815          $ 1,308,815

The AES Corporation common stock -

    at $46.63 per share (1)                             4,621,676         34,346,617          215,485,642

Merrill Lynch Retirement Preservation Trust Fund (1)   17,508,574         17,508,558           17,508,574

Merrill Lynch Growth Fund (1)                             480,368         10,707,992           13,762,550

Merrill Lynch Global Allocation Fund (1)                  173,142          2,498,893            2,448,229

Merrill Lynch Federal Securities Trust Fund (1)           189,279          1,830,364            1,845,471

Merrill Lynch Capital Fund (1)                             66,538          2,088,790            2,296,236

Merrill Lynch Basic Value Fund (1)                        158,234          4,762,689            5,867,330

Merrill Lynch Equity Index Trust I (1)                        831             52,176               54,307

Hotchkis & Wiley International Fund (1)                       216              5,087                4,902

Pimco Total Return Fund                                       953             10,296               10,102

Alliance Quasar Fund                                        9,655            260,613              264,367

Participant loans (Interest 6.5 % - 12%) (1)                    -          3,963,190            3,963,190
                                                                          ----------           ----------
TOTAL                                                                   $ 79,344,080        $ 264,819,715
                                                                          ==========           ==========


(1) Transactions in these investments are considered to be party-in-interest transactions under Department of Labor regulations.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 1997

-------------------------------------------------------------------------------------------------------------------
      TOTAL NUMBER OF
-----------------------------                                     COST/BOOK          PROCEEDS OF          REALIZED
       PURCHASES     SALES               DESCRIPTION                VALUE               SALE            GAIN/(LOSS)
                                   The AES Corporation
           225          -          Common Stock                   $ 18,865,020     $          -       $          -

                                   Merrill Lynch Retirement
           293          -          Preservation Trust               35,386,589                -                  -

                                   The AES Corporation
             -        183          Common Stock                      8,271,965       38,524,439         30,252,474

                                   Merrill Lynch Retirement
             -        183          Preservation Trust               31,261,063       31,261,063                  -


NOTES:    (1)  The items listed above  represent all  transactions  or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
               Security Act of 1974. All purchases are stated at cost.

          (2) There were no single transactions in excess of 5% of Plan assets for the year ended December 31, 1997.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                             THE AES CORPORATION


                                             BY: /s/ Barry J. Sharp
                                                 ----------------------
                                                 Barry J. Sharp
                                                 Senior Vice President and
                                                 Chief Financial Officer

 Date: June 29, 1998

                                  EXHIBIT INDEX

  EXHIBIT 23.1                                                             PAGE
  Independent Auditors' Consent                                             16